August 24, 2018

VIA EDGAR AND FEDERAL EXPRESS

FOIA Confidential Treatment Request

Confidential Treatment Request Pursuant to 17 C.F.R. § 200.83 and the Freedom of Information Act

Ms. Kristi Marrone

Staff Accountant

Office of Real Estate and Commodities

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Healthcare Trust of America, Inc.

Healthcare Trust of America Holdings, LP

Form 10-K for the year ended December 31, 2017

Filed February 20, 2018

File No. 001-35568

File No. 333-190916

Dear Ms. Marrone:

On behalf of Healthcare Trust of America, Inc., a Maryland corporation (“HTA”), and Healthcare Trust of America Holdings, LP, a Delaware limited partnership (together with HTA, the “Company”), the Company hereby responds to the letter dated August 10, 2018 (the “Letter”) setting forth comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on the Company’s Form 10-K filed on February 20, 2018 (the “10-K”).

For the convenience of the Staff, the comments in the Staff’s Letter are restated below in bold prior to the Company’s response thereto.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations NOI, Cash NOI and Same-Property Cash NOI, page 57

1. We note that your disclosure that Same-Property Cash NOI (“SPCNOI”) excludes properties which have not been owned and operated during the entire span of all periods presented. Please reconcile this with the disclosure in a press release dated June 8, 2018 in which you state that you add properties to the same store pool once you have owned them for a full five quarters.

The disclosure in the 10-K and in the June 8, 2018 press release (the “Release”) are different because they relate to the different time periods presented. The methodology utilized in the respective presentations is exactly the same.

The properties the Company includes in the SPCNOI pool are always presented in a manner that excludes properties which have not been owned and operated by the Company during the entirety of the periods presented. This is consistent with the disclosure in the Company’s 10-K. The fact that the Company presents SPCNOI comparisons for different measurement

Division of Corporation Finance Securities and Exchange Commission August 24, 2018 HTA CTR 001	CONFIDENTIAL TREATMENT REQUESTED BY HEALTHCARE TRUST OF AMERICA, INC. AND HEALTHCARE TRUST OF AMERICA HOLDINGS, L.P.

periods depending on the disclosure does not alter the Company’s methodology. More specifically, (i) in the 10-K, SPCNOI is presented for the full year period, and (ii) in the Company’s quarterly earnings reports and in the Release, SPCNOI is presented on a quarterly basis. Thus, when presented on a quarterly basis (such as in the Release), a property would be defined as being owned and operated by the Company during the entirety of the quarterly periods presented (i.e., in both the current and comparative period) when it has been owned and operated by the Company for a full five quarters. As such, the disclosure for properties being included, or alternatively excluded, from SPCNOI are the same between the 10-K and the Release as it relates to the applicable time periods presented.

However, in order to avoid any potential misunderstandings in the future, the Company intends to use the following standard methodology (as set forth on page 57 of the 10-K) in all future filings with the Commission:

Same-Property Cash NOI excludes properties which have not been owned and operated by us during the entire span of all periods presented, excluding properties intended for disposition in the near term, development and land parcels, our share of unconsolidated joint ventures, notes receivable interest income and certain non-routine items.

2. Tell us how the subset of properties intended for disposition in the near term has changed over the periods presented, the reason for such changes, if applicable, and the impact that the excluded properties has had on SPCNOI growth. Also tell us your historical rate of disposing of such properties previously identified as “intended for disposition in the near term” as well as what consideration you gave to specifically identifying these properties in connection with your presentation of SPCNOI.

The first part of your question asks the Company to address “…how the subset of properties intended for disposition in the near term has changed over the periods presented and the reason for such changes, if applicable, and the impact that the excluded properties has had on SPCNOI growth”.

The Company has adopted a standard and objective methodology for classifying a property as “intended for disposition in the near term” (in this response letter, referred to as “Intended for Sale”) that it has consistently utilized during the referenced period. To be classified as Intended for Sale, all three of the requirements set forth below must be met:

1.

The property shall have been approved to be marketed for sale by the Investment Committee of the Board. The Investment Committee of the Board approves all of the Company’s investments and dispositions.

2.

The property was actively marketed for sale by the Company and the sales process is ongoing. In this definition, “actively marketed” means that (a) the Company engaged a broker for the sale of the applicable property, or (b) the Company has engaged in direct marketing efforts for the sale of the applicable property.

3.

The Company has received an offer to purchase the applicable property at a price and on terms at which the Company is prepared to transact (this last criterion was added by the Investment Committee of the Board in 3Q 2016 in order to add additional discipline and objectivity to the process).

If any property that the Company has owned and operated in both comparative periods meets these criteria, it would be classified as Intended for Sale and, thus, excluded from the calculation of SPCNOI. When a property that was classified as Intended for Sale no longer meets these criteria, it is promptly removed from that classification. To ensure objectivity and rigor in the process, the classification of such properties as Intended for Sale are reviewed with and approved by the Investment Committee of the Board for each period provided within the respective filings with the Commission.

While these criteria are not specifically set forth in the Company’s definition appearing in the 10-K, these guidelines have been consistently applied by the Company in its classification process. However, in order to provide additional transparency regarding the Company’s internal process and definitions applicable to the properties it excludes from SPCNOI as Intended for Sale, the Company has specifically articulated these factors in its definitions of SPCNOI in its 2Q 2018

Division of Corporation Finance Securities and Exchange Commission August 24, 2018 HTA CTR 001	CONFIDENTIAL TREATMENT REQUESTED BY HEALTHCARE TRUST OF AMERICA, INC. AND HEALTHCARE TRUST OF AMERICA HOLDINGS, L.P.

Supplemental Information appearing on Form 8-K furnished to the Commission on August 2, 2018, and the Company intends to continue to disclose the same in its subsequent filings with the Commission. Further, in an effort to provide additional transparency, the Company has also added specific property performance detail with respect to the properties it classifies as Intended for Sale in its Supplemental Information as of and for the period ended June 30, 2018.

As specifically referenced in the 10-K, the properties identified below were excluded from the SPCNOI calculation in 2016 or 2017 because they were classified as Intended for Sale in the referenced periods based on the applicable criteria.

2017 vs 2016

As of and for the year ended December 31, 2017, the Company’s full year SPCNOI growth as reported in the 10-K was 2.9%. This included more than 99.5% of the properties owned by the Company for the applicable full comparative periods based on net book value. This calculation excluded three assets (the “2017 Disposition Targets”) with a total book value of approximately $9 million, or less than 0.5% of the total book value of all properties owned by the Company for the full applicable comparative periods. Had the 2017 Disposition Targets been included, SPCNOI would have been 2.7%. The 2017 Disposition Targets included the following properties:

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2016 vs 2015

As of and for the year ended December 31, 2016, the Company’s full year SPCNOI growth as reported in the 10-K was 2.9%. This included more than 97% of the properties owned by the Company for the applicable full comparative periods based on total book value. This calculation excluded six assets (“2016 Disposition Targets”) that met the Company’s established criteria for classification as Intended for Sale, and had a total book value of approximately $76 million, or less than 3% of the total book value of all properties owned by the Company for the applicable full comparative periods. Had the 2016 Disposition Targets been included in the same store pool, SPCNOI would have been 2.3%. The 2016 Disposition Targets included the following properties:

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In addition to the 2016 Disposition Targets, the Company was actively marketing two additional portfolios of properties at year-end 2016. However, the Company had not received any offers to purchase the properties at prices at which the Company would transact and, thus, it kept the properties in the same store pool. Had the Company excluded these properties, SPCNOI growth would have increased by 30bps to 3.2%.

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Indicates that certain information contained herein has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portions.

Division of Corporation Finance Securities and Exchange Commission August 24, 2018 HTA CTR 001	CONFIDENTIAL TREATMENT REQUESTED BY HEALTHCARE TRUST OF AMERICA, INC. AND HEALTHCARE TRUST OF AMERICA HOLDINGS, L.P.

The second part of your question asks, “Also tell us your historical rate of disposing of such properties previously identified as ‘intended for disposition in the near term….’”

For any properties identified as Disposition Targets over the past 14 quarters, approximately 63% of the Company’s properties, measured by gross leasable area (“GLA”), were subsequently sold or remain subject to sales offers that the Company believes will likely close (47% have actually closed as of August 23, 2018).

The Company continues to focus its efforts on ensuring that Disposition Targets that are subject to offers and, thus, excluded from the same store pool, are consummated. As a result of these efforts, over the last 5 quarters, over 85% of the properties (by GLA) that were removed from the same store pool and, thus, classified as Intended for Sale have subsequently sold or are still subject to sale offers that the Company believes will likely close (57% have actually closed as of August 23, 2018). Two of the Disposition Targets that were excluded from 1Q 2018 SPCNOI had their sale contracts terminated and, thus, were added back into the same store pool in 2Q 2018, which had a negative impact on Q2 2018 SPCNOI results.

Several factors are relevant to the Company’s historical rate of closed transactions. The Company’s ultimate goal when selling its properties is to create or preserve shareholder value, and a variety of circumstances occur both within and outside the Company’s control that results in the Company’s determining either whether a sale is not probable in the near term or in the best interest of shareholders. The primary reasons that these Intended for Sale properties do not end up as a part of a consummated transaction is because (i) a buyer’s purchase financing fails, (ii) changes in property performance during diligence that is unacceptable to the buyer, (iii) diligence with respect to the property is determined by the buyer to be unacceptable, or (iv) changing market conditions that are deemed unacceptable to the buyer.

To the extent a buyer elects to terminate an offer, letter of intent, or purchase and sale agreement, the Company evaluates whether a replacement buyer is likely in the near-term; in situations where multiple bids were not received or a replacement buyer is not likely, the applicable property is added back into the same store pool. In an effort to include as many properties in the Company’s SPCNOI calculation, as is possible, there is not a standard waiting period for placing a property back into the pool.

The third part of your question asks, “what consideration you gave to specifically identifying these properties in connection with your presentation of SPCNOI.”

Division of Corporation Finance Securities and Exchange Commission August 24, 2018 HTA CTR 001	CONFIDENTIAL TREATMENT REQUESTED BY HEALTHCARE TRUST OF AMERICA, INC. AND HEALTHCARE TRUST OF AMERICA HOLDINGS, L.P.

When creating the Company’s definition of SPCNOI, the Company considers, the same store definitions utilized by its peer group. Many of the Company’s peers exclude properties from the same store pool and, correspondingly, from SPCNOI (as disclosed in their respective SPCNOI definitions) for a variety of reasons, including (i) properties undergoing operational changes, (ii) properties intended/slated for disposition, or (iii) properties undergoing redevelopment. Moreover, certain of the Company’s peers also exclude properties from their respective same store pools that have significant negative impacts, including (i) reductions in occupancy below a predefined threshold, (ii) loss of occupancy by a specified amount in a single quarter, and (iii) negative net operating income that is expected to last for at least a defined period of time. Several of the Company’s peers also make adjustments to actual financials to “normalize” the results.

The Company’s exclusions from the same store pool and subsequent disclosures have changed over time as its business has changed (i.e., in 2018 the Company has added redevelopment and development activities to its platform), and as the Company has sought to improve its transparency, objectivity and disclosure on the subject. As of the 10-K, the Company had limited exclusions to properties that were Intended for Sale.

Further, in an effort to provide additional transparency and disclosure, the Company has already enhanced the Company’s SPCNOI disclosures in its filings with and documents furnished to the Commission beginning in the quarter ended June 30, 2018, to disclose the NOI corresponding to the properties Intended for Sale that are excluded from the SPCNOI calculation. The Company intends to continue this practice in its subsequent filings with the Commission.

Consolidated Statements of Equity, page 74

3. Please provide a reconciliation of the beginning balance and ending balance of Redeemable noncontrolling interests for each period an income statement is required to be filed. This reconciliation may be provided on the face of the consolidated statement of equity, in a separate statement or in a note to the financial statements. To the extent that the reconciliation is included on the consolidated statement of equity, please do not include these interests in the permanent equity total. Refer to Rule 3-04 of Regulation S-X and ASC 810-10-50-1A.

The amount carried in the Company’s financial statements as of December 31, 2017 of $6.7 million represents the value of the redeemable noncontrolling interests, which are related to a 14.25% minority interest (based on LP units held) of a single property, adjusted for distributions and attribution of net income or loss of that property, including adjustments for fair value changes to the value of the redemption. Historically, this property has not been subject to material changes in valuation or allocation of income/loss. As of December 31, 2017, the carrying amount of these redeemable noncontrolling interests represented approximately 0.1% of the total assets reported on the Company’s December 31, 2017 consolidated balance sheet.

The Company has historically omitted these disclosures after careful review of Staff Accounting Bulletin (“SAB”) Topic 1.M relating to materiality, including the quantitative and qualitative assessment of whether the omission of the disclosures referenced in S-X Rule 3-04 and ASC 810-10-50-1A are material to the financial statements taken as a whole. Based on the Company’s analysis and due to this limited activity, the Company concluded that the reconciliation disclosure representing the activity in the redeemable noncontrolling interest caption should not be required on the basis of materiality of a) activity and b) carrying value relative to total assets. Despite the Company’s conclusions, should the Staff prefer that this reconciliation is included in future filings, the Company will ensure that it is included in such filings or furnished documents accordingly.

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Division of Corporation Finance Securities and Exchange Commission August 24, 2018 HTA CTR 001	CONFIDENTIAL TREATMENT REQUESTED BY HEALTHCARE TRUST OF AMERICA, INC. AND HEALTHCARE TRUST OF AMERICA HOLDINGS, L.P.

In connection with this response to the Staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, please contact the undersigned by telephone at (480) 998-3478.

Thank you.

Very truly yours,

/s/ Robert A. Milligan
Robert A. Milligan
Chief Financial Officer